February 22, 2022

VIA EDGAR

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Post-Effective Amendment No. 6 to Registration Statement on Form N-2 for Eaton Vance Senior Floating-Rate Trust (the “Fund”) (File Nos.: 333-229695; 811-21411)

Dear Mr. Rosenberg:

This letter responds to a comment you provided to the undersigned and Jordan Beksha via telephone on February 10, 2022 in connection with your review of the Fund’s Post-Effective Amendment No. 6 to the Fund’s Registration Statement on Form N-2 filed on January 14, 2022 (Accession No. 0000940394-22-000031) pursuant to Section 8(c) of the Securities Act of 1933 Act, as amended (the “1933 Act”), with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”).

We have reproduced the comments below and immediately thereafter provided the Fund’s responses. Responses will be reflected in an amendment to the Fund’s Shelf Registration Statement (the “Amendment”). We request that the Staff review the Amendment as promptly as possible and contact the undersigned at its earliest possible convenience if the Staff has any further comments. The Registrant seeks effectiveness of the Amendment no later than February 28, 2022. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

  Comment: On page 2 of the Fund’s Prospectus under Portfolio Contents, please disclose that Senior Loans have no readily available trading market or which are otherwise illiquid.

Response:  The Fund has considered the comment, but respectfully disagrees, and as such declines to make any changes to the disclosure at this time.

  Comment: On page 2 of the Fund’s Prospectus, please disclose that leverage may cause the Fund’s share price to be more volatile than if it had not been leveraged, as certain types of leverage may exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities.

Response: The requested change will be made.

  Comment: On page 57 of the Fund’s Prospectus, to the extent there are updates to the Legal Matters section, please update this section.

Response: As of the date of this filing, the information included in the Legal Matters section is up to date.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President